UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                          Morton Industrial Group, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   619328 10 7
                                 (CUSIP Number)

                              ROBERT M. HIRSH, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 20, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D


CUSIP NO.  619328 10 7                                      PAGE  2  OF 41 PAGES
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quilvest American Equity                        This Person has no IRS
                                                          Identification Number

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)[ ]
                                                                          (B)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
          N/A

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER
           NUMBER OF
            SHARES              8         SHARED VOTING POWER
      BENEFICIALLY OWNED
      BY EACH REPORTING                   122,886
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          122,886

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          122,886

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.2%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO.  619328 10 7                                      PAGE  3  OF 41 PAGES
--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Three Cities Holdings Limited                  This Person has no IRS
                                                          Identification Number

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)[ ]
                                                                          (B)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
          N/A

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

                                7         SOLE VOTING POWER
           NUMBER OF
            SHARES              8         SHARED VOTING POWER
      BENEFICIALLY OWNED
      BY EACH REPORTING                   765,292
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER

                                          765,292

                                10        SHARED DISPOSITIVE POWER


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          765,292

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.1%

14        TYPE OF REPORTING PERSON

          CO

                               Amendment No. 6 to
                                  SCHEDULE 13D

INTRODUCTORY STATEMENT.

                  This Amendment No. 6 amends and supplements the information supplied by Three Cities Holdings Limited, a British Virgin Islands corporation ("Three Cities") and the information supplied by Quilvest American Equity, a British Virgin Islands company ("Quilvest American") with respect to beneficial ownership of certain shares of common stock, par value $.01 per share (the "Common Stock"), of Morton Industrial Group, Inc. (formerly known as MLX Corp.) (the "Company") which was included in Amendment No. 3, dated October 13, 1992 ("Amendment No. 3"), Amendment No. 4, dated October 27, 1992 ("Amendment No. 4"), Amendment No. 5 dated December 1, 1992 ("Amendment No. 5"), an initial filing of a statement on Schedule 13D dated December 24, 1992 (the "Initial Filing"), Amendment No. 1 to the Initial Filing, dated January 22, 1993 ("Amendment No. 1A"), Amendment No. 2 to the Initial Filing, dated April 29, 1993 ("Amendment No. 2A"), Amendment No. 3 to the Initial Filing, dated May 14, 1993 ("Amendment No. 3A"), Amendment No. 4 to the Initial Filing, dated April 10, 1995 ("Amendment No. 4A"), and Amendment No. 5 to the Initial Filing, dated October 24, 1997 ("Amendment No. 5A") to a Statement on Schedule 13D (collectively, the "Current Statement"). The information contained in the Current Statement is hereby incorporated by reference as if set forth in its entirety herein.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Morton Industrial Group, Inc., a Georgia corporation (the "Company"). The address of the Company's principal executive offices is 1021 West Birchwood Street, Morton, Illinois. Prior to the Merger and the Recapitalization (both as defined in Item 5 below), the Company was named "MLX Corp." and the "Common Stock" was previously classified as the common stock, par value $.01 per share of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 of the Current Statement is hereby amended and restated to read in its entirety as follows:




                                                              PAGE 4 OF 41 PAGES

                  1.       Quilvest American Equity.

                           (a)-(c), (f):  Quilvest American (formerly known as
Teribe Limited) is a British Virgin Islands company whose principal business is the investment and reinvestment of its resources, directly or through affiliates, in the securities of enterprises in various parts of the world, including the United States.

                  Quilvest American is a wholly-owned subsidiary of Quilvest Overseas Limited (formerly known as Real Limited), a British Virgin Islands company ("QOL"). The principal business of QOL is the investment of its resources in marketable securities and commodities and, through affiliates such as Quilvest American Equity, in securities of other enterprises in various parts of the world.

                  The address of the principal office of Quilvest American and QOL is Craigmuir Chambers, P.O. Box 91, Road Town, Tortola, British Virgin Islands. The address of the principal place of business of Quilvest American Equity and QOL is c/o Sociedad Internacional de Finanzas S.A., Rincon 432, Esq. 24, Montevideo, Uruguay.

                  QOL is a subsidiary of Quilvest (formerly known as Entreprise Quilmes, S.A.), a Luxembourg holding company whose shares, which are issued in bearer form, are listed and traded on the Paris and Luxembourg Stock Exchanges. In addition to QOL, Quilvest owns a French holding company which controls a bank located in Paris and invests in French securities. The address of the principal office and business of Quilvest is 84 Grandrue, Luxembourg, Grand Duchy of Luxembourg.

                  Listed in Schedules A, B, and C attached hereto and incorporated by reference are the names of, and certain information concerning, the directors and executive officers of Quilvest, QOL and Quilvest American. No person controls or shares in the control of Quilvest who is not a member of its board of directors.

                           (d)-(e):  None of Quilvest, QOL, Quilvest American
nor, to the best of their knowledge, any of the persons listed on Schedules A, B or C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal state security laws of funding and violation with respect to such laws.


                                                              PAGE 5 OF 41 PAGES

                  2.       Three Cities.

                           (a)-(c), (f): The full name of Three Cities is Three
Cities Holdings Limited. Three Cities is a British Virgin Islands corporation and its principal business consists of the provision of investment advice. Information concerning the name, residence or business address, principal occupation or employment and citizenship of each of the directors and executive officers of Three Cities is contained in Schedule D attached hereto and incorporated by reference. Three Cities is not controlled by any corporation or person, although two of the directors of Quilvest and members of their extended families are significant shareholders.

                           (d)-(e): Neither Three Cities nor, to the best of its
knowledge, any of the persons listed on Schedule D attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  The first paragraph of Item 5 is hereby amended and restated to read in its entirety:

                  As of the date hereof, Quilvest American owns, of record and beneficially, 122,886 shares of Common Stock, representing approximately 3.2% of the total outstanding shares of Common Stock. Quilvest American has sole power to dispose of, shared power to vote, and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. On the basis of its control, through intermediate holding companies, of Quilvest American, the board of directors of Quilvest has the ultimate power to direct such disposition, the shared power to vote (when applicable) as well as the application of dividends from, or the proceeds of the sale of, such shares. Quilvest American disclaims beneficial ownership of the shares of Common Stock acquired by Tinvest in the transactions described in Item 4 by virtue of the arrangements described in Item 5 of the Current Statement.

                  The following paragraphs should be inserted at the end of Item 5:


                                                              PAGE 6 OF 41 PAGES

                  Effective January 1, 1997, Mitvest Limited and Tinvest Limited, among others, formed a partnership named TCRI Offshore Partners CV to which Tinvest Limited and Mitvest Limited transferred their shares of Common Stock. Accordingly, TCRI Offshore Partners CV has replaced Tinvest Limited and Mitvest Limited as an Investor.

                  On January 20, 1998, Morton Metalcraft Holding Co. merged with and into the Company (the "Merger"). In connection with and prior to the Merger, the Company effected a recapitalization of its existing common stock, par value $.01 per share, as Class A Common Stock, par value $.01 per share (the "Recapitalization").

                  In connection with the Merger, the Investors and Quilvest American exchanged an aggregate of 100,000 shares of Common Stock (the "Exchange") for 100,000 shares of newly-established Class B Common Stock of the Company, par value $.01 per share (the "Class B Common Stock").

                  As a result of the Recapitalization, Exchange and Merger, each of the Investors owned of record the number of shares of Common Stock set forth opposite its name below, in each case representing the percentage of total shares of Common Stock outstanding as set forth opposite its name:

                                                                   Percentage
Investor                               No. of Shares           Total Outstanding
--------                               -------------           -----------------
TCR International Partners, L.P.         151,770                      4.0
TCRI Offshore Partners CV                223,257                      5.9
Bobst Investment Corp.                    53,893                      1.4
Terbem Limited                           336,372                      8.9

                  As described in Item 6, pursuant to the Merger, Quilvest American and the Investors entered into a Shareholders Agreement (as defined below) with William D. Morton, and Three Cities and the Investors entered into a Voting Agreement, pursuant to which William D. Morton has been granted the irrevocable proxy to vote shares of Common Stock owned of record by the Investors and by Quilvest American Equity, except in certain limited circumstances whereby the right to vote such shares will revert to Quilvest American and to Three Cities, respectively.

                  Mr. William D. Morton is the chairman, chief executive officer, a director and the owner of approximately thirty-three percent (33%) of the issued and outstanding capital stock of the Company. Mr. Morton is a citizen of the United States and his business address is 1021 West Birchwood, Morton, Illinois 61550.



                                                              PAGE 7 OF 41 PAGES

                  During the last five years Mr. Morton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Morton been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being Mr. Morton's being subject to a judgment decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The following paragraph should be inserted at the end of Item
6:

                  Pursuant to the terms of a Shareholders Agreement dated as of October 20, 1997 (the "Shareholders Agreement"), subsequent to the Merger, the Investors and Quilvest American (collectively, the "TCR Affiliated Group") granted William D. Morton a proxy ("Proxy") to vote all of the Common Stock and all of the Class B Common Stock owned by them after the Merger. The Proxy covers all matters to be voted upon by the shareholders of the Company except for: (i) the liquidation of the Company; (ii) any sale of all, or substantially all, of the assets of the Company; and (iii) any merger or consolidation involving the Company, if immediately thereafter, the shareholders of the Company do not hold the power to vote at least 60% of the votes entitled to elect the directors of the company surviving such merger or consolidation. In the event that (a) the TCR Affiliated Group is entitled to vote for any such sale, merger or consolidation described immediately above; (b) any member of the TCR Affiliated Group fails to vote in favor of such transaction; and (c) the transaction is not approved by the shareholders of the Company, Mr. Morton may elect to cause the TCR Affiliated Group to purchase all (but not less than all) of the Common Stock and Class B Common Stock then owned by him and his affiliates for a purchase price equal to fair market value of the assets he would have received in such proposed transaction. If Mr. Morton would have retained any stock in the proposed transaction, then the purchase price for such stock shall be equal to the fair market value of such stock.

                  The Proxy will terminate upon the earliest of the following events: (i) ten years from the date the respective Certificates of Merger are filed with the Secretaries of States of the States of Georgia and Delaware (the "Effective Time" or "Effective Date"); (ii) Mr. Morton's death or disability (each as set forth in the employment agreement between the Company and Mr. Morton); (iii) in the event Mr. Morton terminates his employment with the Company (other than a Constructive Termination as defined in the employment agreement between the Company and Mr.



                                                              PAGE 8 OF 41 PAGES

Morton); (iv) in the event of Mr. Morton's termination by the Company for Cause (as defined in the employment agreement between the Company and Mr. Morton); or
(v) if Mr. Morton's ownership of Common Stock falls below 1,096,425 shares, including for this purpose shares of Common Stock issuable upon conversion or exercise of any convertible security, option, warrant or subscription or purchase right, as adjusted to reflect stock splits.

                  The Shareholders Agreement also restricts transfers by the TCR Affiliated Group of their Common Stock for three years, imposes limits on the number of shares of Common Stock that they can transfer after three years, and restricts transfers by the TCR Affiliated Group of Class B Common Stock for ten years.

                  In connection with the Shareholders Agreement, Three Cities and the Investors entered into a Voting Agreement dated as of January 20, 1998 (the "Voting Agreement") whereby Three Cities and the Investors acknowledged the prior and continuing existence of a proxy from the Investors granting Three Cities the sole and irrevocable power to vote and dispose of the shares of Common Stock and Class B Common Stock owned of record by the Investors. Three Cities agreed in the Voting Agreement, though, to relinquish its rights to vote such shares to the extent the Investors had granted such rights to William D. Morton pursuant to the Shareholders Agreement and to limit its power to dispose of such shares to the extent the Investors had agreed to be restricted in the Shareholders Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS FROM INITIAL FILING.

                  The following exhibits are attached hereto:

                  Exhibit 1                               Powers of Attorney
                  Exhibit 2                               Shareholders Agreement
                  Exhibit 3                               Voting Agreement


                                                              PAGE 9 OF 41 PAGES

SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998


                                   THREE CITIES HOLDINGS LIMITED


                                   By: /s/ J. William Uhrig
                                       -----------------------------------------
                                       J. William Uhrig
                                       Attorney-In-Fact




                                                             PAGE 10 OF 41 PAGES

SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998


                                   QUILVEST AMERICAN EQUITY


                                   By: /s/ J. William Uhrig
                                       -----------------------------------------
                                       J. William Uhrig
                                       Attorney-In-Fact



                                                             PAGE 11 OF 41 PAGES

                                                                                               SCHEDULE A


                                           QUILVEST

                                                         Principal Occupation or
                                                         Employment and the Name
                                                         Principal Business and Address
                          Residence or Business          of Organization in which such
Name                      Address                        Employment is Conducted              Citizenship
----                      ---------------------          ------------------------------       -----------
Julio E. Nunez            c/o Quilvest                   Chairman of Quilvest and             Argentina
Director (Chairman)       69 Chester Square              several of its subsidiaries
                          London  SW1, England

Peter Bemberg             c/o Quilvest                   Officer of Laidlaw Holdings          U.S.A.
Director                  84, Grand Rue                  Inc., New York, New York
                          1660 Luxembourg                (financial services company)
                          Grand Duchy of
                          Luxembourg

Andre Elvinger            15, Cote d'Eich                Attorney-at-law, Luxembourg          Luxembourg
Director                  1450 Luxembourg
                          Grand Duch of
                          Luxembourg

Hans Jorg Furrer          FIDES                          Chairman of the Executive            Switzerland
Director                  Treuhandgesellschaft           Committee, FIDES
                          Bleicherweg 33                 Treuhandgesellschaft, Zurich,
                          8002  Zurich, Switzerland      Switzerland

Paul de Ganay             243, Blvd. St. Germain         Landowner                            France
Director                  Paris, France

Charles de                82 Blvd. Arago                 Professional investor and            France
Montalembert              Paris, France                  director of companies, France
Director

Alvaro Sainz de           Sociedad Iberica de            Director, Sociedad Iberica de        Spain
Vicuna                    Cartera, S.A. (SIBEC)          Cartera, S.A. (SIBEC),
Director                  Dr. Fleming 3                  Madrid, Spain
                          Madrid, Spain

Louis James de Viel       Establissements Martin         General Manager,                     France
Castel                    25bis rue de Constantine       Establissements Martin, Paris,
Director                  Paris, France                  France


                                                                                      PAGE 12 OF 41 PAGES

                                                         Principal Occupation or
                                                         Employment and the Name
                                                         Principal Business and Address
                          Residence or Business          of Organization in which such
Name                      Address                        Employment is Conducted              Citizenship
----                      ---------------------          ------------------------------       -----------
Christian Baillet         SAPLA                          General Manager, SAPLA,              France
Chief Financial           243, Blvd.  St. Germain        (financial holding company)
Officer                   Paris, France                  Paris, and SIFAS, Paris,
                                                         France

Carlo Hoffman             c/o Quilvest                   Secretary General of the             Luxembourg
Secretary General         84, Grand Rue                  Quilmes Group of companies
                          Luxembourg
                          Grand Duchy of
                          Luxembourg


                                                                                      PAGE 13 OF 41 PAGES



                                                                                             SCHEDULE B

                                    QUILVEST OVERSEAS LIMITED

                                                       Principal Occupation or
                                                       Employment and the Name
                                                       Principal Business and Address
                       Residence or Business           of Organization in which such
Name                   Address                         Employment is Conducted              Citizenship
----                   ---------------------           ------------------------------       -----------
Julio E. Nunez         c/o Quilvest                    Chairman of Quilvest and             Argentina
Director and           69 Chester Square               several of its subsidiaries
President              London  SW1, England

Christian Baillet      SAPLA                           General Manager, SAPLA,              France
Director and           243, Blvd.  St. Germain         (financial holding company)
Treasurer              Paris, France                   Paris, and SIFAS, Paris,
                                                       France
Walter Knecht          Societe Internationale de       Department Head, Societe             Switzerland
Director               Finance                         International de Finance
                       Lowenstrasse 19                 (financial services)
                       Zurich, Switzerland

Kurt Sonderegger       Societe Internationale de       General Manager, Societe             Switzerland
Director               Finance                         International de Finance
                       Lowenstrasse 19                 (financial services)
                       Zurich, Switzerland

Carlo Hoffman          c/o Quilvest                    Secretary General of the             Luxembourg
Secretary              84, Grand Rue                   Quilmes Group of companies
                       1660 Luxembourg
                       Grand Duchy of
                       Luxembourg

Eric Salvisberg        Societe Internationale de       Chief Executive Officer,             Switzerland
Director               Finance                         Societe International de Finance
                       Lowenstrasse 19                 (financial services)
                       Zurich, Switzerland


                                                                                    PAGE 14 OF 41 PAGES


                                                                                             SCHEDULE C


                                   QUILVEST AMERICAN EQUITY

                                                       Principal Occupation or
                                                       Employment and the Name
                                                       Principal Business and Address
                       Residence or Business           of Organization in which such
Name                   Address                         Employment is Conducted              Citizenship
----                   ---------------------           ------------------------------       -----------
Julio E. Nunez         69 Chester Square               Chairman of Quilvest and             Argentina
Director and           London SW1, England             several of its subsidiaries
President

Christian Baillet      SAPLA                           General Manager, SAPLA,              France
Director and           243, Blvd. St. Germain          (Financial Holding Company)
Treasurer              Paris, France                   Paris, and SIFAS, Paris

Walter Knecht          Societe Internationale          Department Head, Societe             Switzerland
Director                    de Finance                 Internationale de Finance
                       Lowenstrasse 19                 (financial services)
                       Zurich, Switzerland

Kurt Sonderegger       Societe Internationale          General Manager, Societe             Switzerland
Director                    de Finance                 International de Finance
                       Lowenstrasse 19                 (financial services)
                       Zurich, Switzerland




                                                                                    PAGE 15 OF 41 PAGES



                                                                                             SCHEDULE D


                                THREE CITIES HOLDINGS LIMITED

                                                       Principal Occupation or
                                                       Employment and the Name
                                                       Principal Business and Address
                       Residence or Business           of Organization in which such
Name                   Address                         Employment is Conducted              Citizenship
----                   ---------------------           ------------------------------       -----------
Julio E. Nunez         69 Chester Square               Chairman of Quilvest (holding        Argentina
Director and           London  SW1,                    company) and several of its
President              England                         subsidiaries, Luxembourg

Christian Baillet      SAPLA                           General Manager, SAPLA,              France
Director and Vice      243, Blvd.  St.                 (financial holding company)
President              Germain                         Paris, and SIFAS (financial
                       Paris, France                   services), Paris, France

Eric Salvisberg        Societe Internationale          Chief Executive Officer,             Switzerland
Director and           de Finance                      Societe
Treasurer              Lowenstrasse 19                 International de Finance
                       Zurich, Switzerland             (financial services), Zurich

Kurt Sonderegger       Societe Internationale          General Manager, Societe             Switzerland
Director and           de Finance                      International de Finance
Secretary              Lowenstrasse 19                 (financial services), Zurich
                       Zurich, Switzerland



                                                                                     PAGE 16 OF 41 PAGES